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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G
                                (Rule 13d-102)
                   Under the Securities Exchange Act of 1934

          Information to be included in statements filed pursuant to
              Rules 13d-1(6) and (c) and Amendments thereto filed
                             pursuant to 13d-2(b)

                       WILSONS THE LEATHER EXPERTS INC.
                               (Name of Issuer)

                                 Common Stock
                                $.01 PAR VALUE
                        (Title of Class of Securities)



                                  972463-103
                                (CUSIP Number)

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                               Schedule 13G
CUSIP No. 972463-103

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    CVS New York, Inc. ("CVS")
    04-1611460

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [ ]
                                                                  (b)  [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                          5  SOLE VOTING POWER

                             1,350,000 shares of common stock can be acquired
                             by CVS pursuant to a warrant dated May 25, 1996.
                          6  SHARED VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY    7  SOLE DISPOSITIVE POWER
 EACH REPORTING PERSON
         WITH                1,350,000 shares of common stock can be acquired
                             by CVS pursuant to a warrant dated May 25, 1996
                             .
                          8  SHARED DISPOSITIVE POWER

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,350,000 shares of common stock can be acquired by CVS pursuant to a warrant dated May 25, 1996.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
    CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    12.4%

12  TYPE OF REPORTING PERSON*

    CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1(a).  Name of Issuer.

Wilsons The Leather Experts Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

7401 Boone Avenue North
Brooklyn Park, Minnesota 55428

Item 2(a).  Name of Person Filing.

The name of the person filing this statement is CVS New York, Inc. ("CVS").

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address of the principal business office of CVS is One CVS Drive, Woonsocket, Rhode Island 02895.

Item 2(c). Citizenship.

New York

Item 2(d). Title of Class of Securities.

Common Stock, $.01 par value.

Item 2(e). CUSIP Number.

972463-103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the Act,

              (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,

              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act,

              (e) [ ] Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940,

              (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

              (g) [ ] Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G); see Item 7,

              (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item. 4. Ownership

As of December 31, 1997:

(a) Amount beneficially owned:

1,350,000 shares of common stock can be acquired by CVS pursuant to a warrant dated May 25, 1996.

(b) Percent of class:

12.4% (based on shares outstanding as of December 12, 1997)

(c) Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 1,350,000 shares of common stock can be acquired by CVS pursuant to a warrant dated May 25, 1996.
             (ii) Shared power to vote or to direct the vote:
__________________.

            (iii) Sole power to dispose or to direct the disposition of:
1,350,000 shares of common stock can be acquired by CVS pursuant to a warrant dated May 25, 1996.

             (iv) Shared power to dispose or to direct the disposition of:
____________________.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.



                                  SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 1998

                                            CVS NEW YORK, INC.



                                            By: /s/ Philip C. Galbo
                                                ------------------------------
                                                Name:  Philip C. Galbo
                                                Title: Vice President